North America Structured Investments

J.P.Morgan

4y Auto Callable Contingent Interest and Contingent Leveraged SPX Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC
Guarantor: JPMorgan Chase & Co.
Minimum Denomination: $1,000
Index: S&P 500® Index
Pricing Date: September 8, 2023
Review Dates: Monthly (during the first year of the term of the notes only)
Final Review Date: September 9, 2024
Observation Date: September 8, 2027
Maturity Date: September 13, 2027
Interest Payment Dates: Monthly (during the first year of the term of the notes only)
Contingent Interest Rate: At least 7.00% per annum, payable at a rate of at least 0.58333% per month (to be provided in the pricing supplement)
Trigger Event: A Trigger Event occurs if, on any day during the Monitoring Period, the closing level of the Index is less than the Trigger Value.
Contingent Interest Payments: If a Trigger Event has not occurred on or prior to a Review Date, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to at least $5.8333 (equivalent to a Contingent Interest Rate of at least 7.00% per annum, payable at a rate of at least 0.58333% per month). Contingent Interest Payments, if any, will be payable only during the first year of the term of the notes

If a Trigger Event has occurred on or prior to a Review Date, no Contingent Interest Payment will be made with respect to that Review Date or any subsequent Review Date. Following the occurrence of a Trigger Event, no further Contingent Interest Payments will be payable over the remaining portion of the first year of the term of the notes.

Monitoring Period: The period from but excluding the Pricing Date to and including the final Review Date
Index Return: (Final Value – Initial Value) / Initial Value
Trigger Value: 85.00% of the Initial Value
Buffer Amount: 15.00% of the Initial Value
Leverage Factor: 1.17647
Automatic Call: If a Trigger Event has not occurred on or prior to the final Review Date, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 *plus* (b) the Contingent Interest Payment applicable to that Review Date, payable on the Call Settlement Date. No further payments will be made on the notes.
Payment At Maturity: If the notes have not been automatically called (and, therefore, a Trigger Event has occurred), your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Amount) × Leverage Factor]

Under these circumstances, if the Final Value is less than the Trigger Value, you will lose some or all of your principal amount at maturity.

CUSIP: 48134ABY0
Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48134ABY0/doctype/Product_Termsheet/document.pdf
Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $960.00 per $1,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Hypothetical Total Return At Maturity*

Final Value	Index Return	Total Return At Maturity (If the Notes Have Not Been Automatically Called)*
165.00	65.00%	94.1176%
150.00	50.00%	76.4706%
130.00	30.00%	52.9412%
120.00	20.00%	41.1765%
105.00	5.00%	23.5294%
101.00	1.00%	18.8235%
100.00	0.00%	17.6505%
95.00	-5.00%	11.7647%
90.00	-10.00%	5.8824%
85.00	-15.00%	0.0000%
60.00	-40.00%	-29.4118%
40.00	-60.00%	-52.9412%
20.00	-80.00%	-76.4706%
0.00	-100.00%	-100.0000%

* This table shows the total return at maturity if the notes are not automatically called. If the notes are automatically called, you will receive a payment upon automatic call as set forth herein. The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. **The total returns above do not reflect any Contingent Interest Payments.**
These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • Your investment in the notes may result in a loss. • The opportunity to receive contingent interest payment may terminate as early as the first day after the pricing date. • The notes do not guarantee the payment of interest and may not pay any interest at all. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • If no trigger event occurs, the notes will be automatically called, and the appreciation potential of the notes is limited to sum of the contingent interest payments paid over the first year of the term of the notes. • Your ability to benefit from the enhanced payment offered by the Buffer Amount and the Leverage Factor (if the Final Value is greater than the Trigger Value) at maturity will terminate if no Trigger Event occurs and the notes are automatically called. • The automatically call feature may force a potential early exit. • No dividend payments or voting rights. • JPMorgan Chase & Co. is currently one of the companies that make up the Index. • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a pr osp ectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPM organ Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get the se documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participat ing in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by c all ing toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 270004 and 333 - 270004 - 01 North America Structured Investments 4y Auto Callable Contingent Interest and Contingent Leveraged SPX Notes The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information